EXHIBIT 20.1
                            UCAR International Inc.


UCAR International Inc.    3102 West End Avenue, Suite 1100, Nashville, TN 37203

                              N E W S R E L E A S E

                FOR IMMEDIATE RELEASE CONTACT: Joel L. Hawthorne
                         Director of Investor Relations
                                 . 615-760-7791


            UCAR REPORTS EARNINGS OF $0.51 PER SHARE, EXCLUDING NON-RECURRING CHARGES, FOR THIRD QUARTER 1999 AND ANNOUNCES
                  $165 MILLION ENHANCED COST SAVINGS PROGRAMS

         Nashville, TN - October 21, 1999 - UCAR International Inc. (NYSE: UCR) today announced financial results for the third quarter ended September 30, 1999.

Third Quarter Results

o        Earnings, before nonrecurring charges, were $0.51 per diluted share, an
         8.5 percent increase over the previously reported 1999 second quarter, and an 8.5 percent increase over the 1998 third quarter.

o Strong cash flow from operations continued, with the Company generating $38 million (before antitrust fines and settlement payments of $11 million and restructuring payments of $6 million).

o Cost savings programs produced savings of $24 million in the quarter and $55 million for the first nine months of 1999. We now anticipate achieving annual savings of approximately $75 million for 1999, exceeding the previously announced annual target of $64 million.

o Deleveraging continued as total debt decreased by $15 million to $732 million at the end of the third quarter, a decrease of $108 million since March 31, 1999. Net debt at September 30, 1999 was $713 million, a decrease of $9 million from June 30, 1999.

Company Highlights

o Enhanced and extended cost savings programs to $165 million, adding annual incremental cost savings of $30 million by the end of 2002.

o Initiating a corporate debt recapitalization plan targeted for the first half of 2000, potentially lowering interest expense by up to $30 million by the end of 2002.

o Targeting an effective tax rate of an average 25 percent over the next three years, down from 29 percent in 1998.

o Initiated global supply chain and work process improvements that target inventory reductions of $50 million and reduction of SG&A from 10 percent to 8 percent.

o Announced a 6 percent price increase for graphite electrodes in Europe and various export markets.

o As previously announced, the Company settled the securities class action and shareholder derivative lawsuits for $40.5 million. The Company's insurers at the time of the lawsuits will contribute $29.5 million. The Company recorded a nonrecurring charge against net income of $8.5 million, net of tax, or $0.18 per diluted share.

o Plant closure activities, primarily in Welland, Canada, resulted in a nonrecurring cash benefit of $6 million, net of taxes, or $0.12 per diluted share.

o        As  previously  announced,   the  Company  entered  into  an  exclusive
         long-term supply agreement with Ballard Power Systems and launched a new growth company - UCAR Graph-Tech Inc.

         Gilbert E. Playford, Chairman, Chief Executive Officer and President, stated, "We had a good third quarter with above target cost savings, continued improvement in graphite electrode volume and strong operating cash flow. We now anticipate achieving annual savings of approximately $75 million for 1999. Our cost reduction programs are clearly having an impact, as we were able to increase earnings by over 8 percent despite a 10 percent decline in prices on equivalent graphite electrode sales volumes as compared to the third quarter of 1998. Quarterly graphite electrode sales volume of over 53,000 metric tons has now returned to last year's levels and operating cash flow for the year, before $46 million of antitrust fines and settlements and $20 million restructuring payments, has been strong at $126 million."

Status of 1999 Cost Savings Programs

           The Company measures cost savings programs and progress on achieved savings based on 1998 adjusted production rates and costs. The key targets are summarized below (dollars in millions unless otherwise stated).



                       Savings for        Savings for
                       Three Months       Nine Months       Revised 1999        Original 1999
                          Ended              Ended           Estimated        Estimated Annual       Original 1999 Annual
     Cost Item         Sept 30, 1999      Sept 30, 1999    Annual Savings          Savings                  Targets
     ---------         -------------      -------------    --------------          -------                  -------
Cost of Sales              $10.0              $25.5             $36.0               $36.0           $165 per metric ton
(graphite                                                                                           reduction ($1,785
electrodes)                                                                                         average graphite
                                                                                                    electrode cost per
                                                                                                    metric ton)
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
Cost of Sales              $2.0               $5.0              $7.0                 $9.0           5 percent reduction
(other graphite
and carbon
products)
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
Total Overhead             $8.0               $19.5             $24.0               $16.0           $104.0 of total
                                                                                                    overhead
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
Interest Expense           $0                 $0                $1.0                  $0            $80.0 of interest
                                                                                                    expense
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
Income Tax Expense         $4.0               $5.0              $6.5                 $3.0           27 percent effective
                                                                                                    tax rate
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
Total Savings              $24.0              $55.0             $74.5                $64.0
-------------------- ------------------ ------------------ ---------------- ----------------------- ------------------------
                                                               (more)


Enhanced $165 Million Cost Savings Programs

         Mr. Playford continued, " Our original plan announced in the third quarter of 1998 has dramatically strengthened our competitiveness through cost reductions. We believe we must continue to enhance these programs and continue our focus on costs to maximize cash flows and promote earnings growth by becoming the lowest-cost supplier with the highest-performing products in the industry. We have launched new cost savings initiatives to add another $30 million of savings by the end of 2002."

         The Company measures cost savings programs and progress on achieved savings based on 1998 adjusted production rates and costs (see previous table). Summarized below are the projected key targets.

     Summary of Enhanced Annual Rate of Cost Savings Initiatives by Year End

                              (Dollars in millions)

Cost Item                                  1999       2000      2001      2002
---------                                  ----       ----      ----      ----
--------------------------------------------------------------------------------
Cost of Sales (graphite electrodes)          $40       $59       $70       $75
--------------------------------------------------------------------------------
Cost of Sales (other graphite and
carbon products)                             $8        $9        $11       $12
--------------------------------------------------------------------------------
Total Overhead                               $24       $25       $32       $37
--------------------------------------------------------------------------------
Interest Expense                             $2        $12       $24       $31
--------------------------------------------------------------------------------
Income Tax Expense                           $6        $7        $8        $10
--------------------------------------------------------------------------------
Enhanced Savings Targets                     $80       $112      $145      $165
--------------------------------------------------------------------------------
Original Savings Targets                     $80       $111      $135      $135
--------------------------------------------------------------------------------

Cost of Sales Savings

         We have increased the number of identified cost savings projects in our operating facilities to 230, helping to drive our targeted total cost of sales improvements to $87 million by the end of 2002. Several of the new projects are expected to result in additional benefits in terms of product quality and supply chain improvements.

         We are evaluating every aspect of our supply chain performance, including realignment and standardization of critical business processes, standardization of our enterprise wide systems and improvement of our information technology infrastructure and interfaces with our trading partners. Our goals include decreasing inventories by over 20 percent, or $50 million, and reducing our cash cycle time by one third.

                                     (more)

Overhead Reductions

         We have completed, ahead of schedule, our consolidation of administrative offices with the relocation of headquarter activities to Nashville, TN and European administration activities in our Swiss subsidiary, UCAR S.A. We launched a global benchmarking study during the 1999 third quarter that will evaluate the performance of certain key administrative and transaction processing functions. This in-depth analysis of our global processes has identified opportunities for performance improvement and cost savings that should allow for the achievement of our strategic target of reducing selling and administrative costs to 8 percent of sales. The work process redesign efforts will include optimizing shared services for maximum global efficiencies and standardizing enterprise wide resource planning systems. The majority of these benefits are anticipated during 2001 and 2002. We now expect our overhead savings to be $37 million by the end of 2002.

Interest Expense and Tax Savings

         Our internal treasury and tax professionals, together with external advisors, are evaluating our existing debt and capital structure with the objective of optimizing cash management and minimizing debt service and tax costs. In particular, we are planning a debt recapitalization for the first half next year. This should allow us to benefit from a lower average cost of debt by one to two percentage points. This debt recapitalization, along with our tax planning initiatives, should allow us to benefit from our existing and anticipated tax credits, helping us to achieve the targeted effective tax rate of an average of 25 percent over the three year program.

         Our plan contemplates the reduction of gross debt to a target of $550 million by the end of 2002, with the reduction of annual interest expense over the next 3 years by $12 million, $24 million and $31 million, respectively, assuming no change in market interest rate levels. Helping this effort will be our ability to improve working capital, principally inventories, and the potential sale or joint venture of our graphite specialties business.

                                     (more)

1999 Third Quarter Results vs. 1999 Second Quarter Results

         Consolidated Results: Net sales for the third quarter 1999 were $210 million as compared to $211 million for the second quarter 1999. Earnings for the third quarter were $0.51 per diluted share, excluding nonrecurring charges, compared to $0.47 per diluted share as shown in the table below, which excludes the correction of interest expense, for the second quarter of 1999. The Company recently identified a computational error of $4 million, net of tax, in its interest accrual previously reported for the first half of 1999. The Company does not consider the error material, but will reflect the adjusted interest expense in the appropriate periods.

         The following table is a summary of results of operations for 1999, as adjusted for nonrecurring charges and correction of interest accrual:


                                                                 Three months    Three months    Three months     Nine months
                                                                 ended March 31  ended June 30   ended Sept 30   ended Sept 30
 (Dollars in millions, except per share data)                        1999            1999            1999           1999

-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Earnings per share (diluted)                                       $0.34*          $0.47*         $0.51**          $1.32**
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Net income before nonrecurring charges and                         $16*            $22*           $24              $62
adjustments
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Nonrecurring charges and adjustments:
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
      Settlement of securities class action and                                                   $(9)             $(9)
      derivative lawsuits, net of tax
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
       Restructuring reserve, net of tax                                                          $6               $6
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
       Interest expense underaccrual, net of tax                   $(2)            $(2)                            $(4)
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Net Income                                                         $14             $20            $21              $55
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Earnings per share as adjusted (diluted)                           $0.30           $0.44          $0.45            $1.18
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------
Diluted weighted average shares outstanding (thousands)            46,501          46,507         46,747           46,585
-------------------------------------------------------------- ---------------- -------------- -------------- ---------------

        *as previously reported
        **before nonrecurring charges



                                     (more)

         Graphite Electrode Business Segment: Graphite electrode net sales increased to $144 million in the 1999 third quarter, up 2.1 percent over net sales in 1999 second quarter of $141 million. Volume of graphite electrodes sold in the third quarter increased 3.5 percent to 53,100 metric tons from the 1999 second quarter level of 51,300 metric tons. The increased volume sold added $5 million of net sales. This was partially offset by lower average sales revenue per metric ton of graphite electrodes that reduced net sales by $2 million. The average sales revenue per metric ton in U.S. dollars of graphite electrodes in the third quarter of 1999 was $2,662 as compared to $2,691 in the second quarter of 1999, about a one percent decline.

Gross profit for graphite electrodes in the third quarter of 1999 was $51 million (35.4 percent of net sales) as compared to gross profit in the second quarter of 1999 of $54 million (38.3 percent of net sales). The decline in gross profit was largely due to overall lower production utilization, primarily caused by activities undertaken to improve cash cycle time and reduce our inventory levels, and to a lesser degree higher fixed cost per metric ton due to scheduled down time at certain manufacturing facilities.

         Graphite and Carbon Products Business Segment: Net sales of graphite and carbon products were $66 million in the 1999 third quarter, down $4 million, or 5.7 percent, as compared to the second quarter 1999. This decline was primarily the result of lower cathode sales volume as compared to the second quarter 1999.

         Even with the drop in net sales, gross profit for graphite and carbon products in the 1999 third quarter was consistent with the 1999 second quarter at $19 million (28.8 percent of net sales) and gross profit margin continues to perform above the industry average. Cost savings continued at $2.0 million in the 1999 third quarter, with $5.0 million realized year to date. The segment continued to generate strong cash flow and we expect this segment to remain stable for the remainder of the year.

         Other Items: Total overhead, including research and development, selling and administration, and other income and expense, was $22 million in the 1999 third quarter, the same as in the 1999 second quarter, and was $8 million, or 27 percent, lower than the same period last year. For the first nine months of 1999, overhead has been reduced by $20 million as compared to 1998.

         Interest expense in the 1999 third quarter was $20 million as compared to the adjusted $22 million in the 1999 second quarter. The decrease in interest expense was primarily the result of lower average total debt balances during the third quarter when compared to the 1999 second quarter. Income taxes in the 1999 third quarter were $0 million as compared to $8 million in the 1999 second quarter. Our effective tax rate for the 1999 third quarter benefited from tax planning strategies and debt recapitalization plans that should allow for the increased likelihood of our ability to use certain tax credits. Our effective income tax rate for this year is now expected to be about 23 percent.

                                     (more)

         Liquidity and Cash Flow: Cash flow from operating activities was $38 million in the 1999 third quarter, before antitrust fines and settlement payments of $11 million and restructuring payments of $6 million. "We are proud," stated Mr. Playford, "that our total debt is lower than one year ago despite having paid out about $200 million for antitrust fines and settlement payments during one of the more challenging periods in the graphite and carbon industry." Net debt (total debt less cash and cash equivalents and short-term investments) was $713 million at the end of the 1999 third quarter, down from net debt of $722 million at the end of the 1999 second quarter. This year alone we have reduced our current assets by $111 million to a third quarter level of $467 million.

Outlook

     Mr. Playford stated, "We remain positive on the industry fundamentals and pricing stability for all of our product lines. Volume of graphite electrodes shipped in our home markets continues to increase slowly with the recovery of the electric arc furnace steel producers. However, we remain cautious on graphite electrode volume improvements overall, particularly in the export markets where prices are still depressed. We have seen our average graphite electrode prices fall about 15 percent since the second quarter 1998, with a much sharper decline in Europe and in our export markets. Recently, we have announced to our customers in Europe and various export markets of the world that effective with new orders placed after November 1, 1999, we will raise prices approximately six percent. Fully implemented, this should result in revenue improvement starting next year. We believe the industry fundamentals support our long-term strategy and the beginning of recovery in pricing for our products worldwide."

         Mr. Playford continued, "We will continue operating our plants and managing our working capital to maximize cash flow generation, which we believe will enable us to recapitalize our debt next year. We anticipate the benefits from debt recapitalization will be reduced interest expense and more financial flexibility. We are tightening our supply chain by working to reduce working capital requirements, especially inventories. This will lead to variations in the gross margin percentage depending on the level of inventory reduction accomplished in the quarters ahead. Generally speaking, reducing inventories by selling more than we produce will have a negative impact on gross margin percentage due to higher current period cost per ton and by passing through higher historical cost. This may impact our short-term earnings growth. However, we expect this to generate more cash flow and pave the way for steadier annual earnings growth and further strengthen our long-term competitive advantage."

         Mr. Playford concluded, " We believe that maximizing free cash flow and generating long-term earnings growth are the paths towards creating shareholder value. In the next few quarters, earnings growth will be more dependent on sales volume increases and stable to positive pricing environments, as we continue implementing our cost savings programs, which are greatly dependent on production volume."

                                     (more)

         UCAR International Inc. is the world's largest manufacturer of graphite and carbon electrodes and cathodes, as well as flexible graphite. We sell our products in more than 80 countries and have manufacturing facilities on four continents. Graphite electrodes, our principal product, are consumed primarily in the production of steel in electric arc furnaces, the steelmaking technology used by all "mini-mills," and for refining steel in ladle furnaces. We also manufacture other graphite and carbon products for steelmaking furnaces and other high temperature applications. Cathodes are used in the production of aluminum. Flexible graphite is used in gasket applications for sealing internal combustion engines, pipe flanges, and petrochemical and chemical process equipment, as well as in flow field plates in proton exchange membrane fuel cells.

         NOTE: This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These include statements about such matters as future production of steel in electric arc furnaces, future prices and volumes of and demand for graphite electrodes and other products, future operational and financial performance of various businesses, strategic plans and cost savings programs, impacts of regional and global economic conditions, divestiture, joint ventures, operating, global integration, debt recapitalization, tax planning, and capital projects, legal matters and related fees and costs, consulting fees and related projects, and future costs, cost savings and reductions, margins and earnings. We have no duty to update such statements. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include the possibility that announced additions to capacity for producing steel in electric arc furnaces or announced reductions in graphite electrode manufacturing capacity may not occur, the possibility that increased production of steel in electric arc furnaces may not result in increased demand for or price stability or increases or volume of graphite electrodes, the occurrence of unanticipated events or circumstances relating to pending antitrust investigations or pending antitrust lawsuits, the commencement of new investigations or lawsuits relating to the same subject matter of these pending investigations or lawsuits, failure of the settlement of the securities class action and shareholder derivative lawsuits to become effective, the occurrence of unanticipated events or circumstances relating to businesses acquired within the past three years, the occurrence of unanticipated events or circumstances relating to strategic plans, cost savings programs, or divestiture, joint venture, operating, capital, global integration, debt recapitalization, tax planning or other projects, changes in interest or currency exchange rates, changes in capital markets, changes in global or regional economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in our filings with the Securities and Exchange Commission. The statements contained in this news release shall not be deemed to constitute an admission as to any liability in connection with any claim or lawsuit.

   For news releases via fax dial 1-800-239-5323. For additional information on UCAR call 1-615-760-7700 or visit the
                   Company's website at http://www.ucar.com.
                              (Four tables follow)



                                              UCAR INTERNATIONAL INC. AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                                        (Dollars in millions)
                                                                                         December 31,     September 30,
                                     ASSETS                                                  1998              1999
                                                                                             ----              ----
                                                                                                            (Unaudited)
Current assets:
    Cash and cash equivalents........................................................   $      58         $      13
    Short-term investments...........................................................          11                 6
    Notes and accounts receivable....................................................         198               181
    Inventories:
       Raw materials and supplies....................................................          58                56
       Work in process...............................................................         150               132
       Finished goods................................................................          56                46
                                                                                          -------           -------
                                                                                              264               234
    Prepaid expenses and other current assets........................................          47                33
                                                                                          -------           -------
                Total current assets.................................................         578               467
                                                                                          -------           -------
Property, plant and equipment........................................................       1,220             1,156
Less: accumulated depreciation.......................................................         752               720
                                                                                          -------           -------
                Net fixed assets.....................................................         468               436
Other assets.........................................................................          91                89
                                                                                          -------           -------

                Total assets.........................................................   $   1,137         $     992
                                                                                          =======           =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable.................................................................   $      67         $      72
    Short-term debt..................................................................          19                 -
    Payments due within one year on long-term debt...................................          63                81
    Accrued income and other taxes...................................................          28                25
    Other accrued liabilities........................................................         198               133
                                                                                          -------           -------
                Total current liabilities............................................         375               311
                                                                                          -------           -------
Long-term debt.......................................................................         722               651
Other long-term obligations..........................................................         266               247
Deferred income taxes................................................................          48                49
Minority stockholders' equity in consolidated entities...............................          13                13
Stockholders' equity (deficit):
    Preferred stock..................................................................          -                 -
    Common stock.....................................................................     -                 -
    Additional paid-in capital.......................................................         521               523
    Accumulated other comprehensive income (loss)....................................        (157)             (204)
    Retained earnings (deficit)......................................................        (566)             (511)
    Less: cost of common stock held in treasury......................................         (85)              (87)
                                                                                          --------          --------
                Total stockholders' equity (deficit).................................        (287)             (279)
                                                                                          --------          -------
                    Total liabilities and stockholders' equity (deficit)                $   1,137         $     992
                                                                                           =======          ========




                                              UCAR INTERNATIONAL INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (Dollars in millions)
                                                             (Unaudited)
                                                                           Three Months Ended          Nine Months Ended
                                                                              September 30,              September 30,
                                                                             1998      1999            1998        1999
                                                                             ----      ----            ----        ----
Cash flow from operating activities:
   Net income:...................................................        $  (113)     $   21        $   (47)     $   55
   Non-cash charges to net income:
     Depreciation and amortization ..............................             12          11            38           34
     Deferred income taxes.......................................             (8)         (4)           (7)           2
     Restructuring charge........................................             86          (6)           86           (6)
     Impairment loss on Russian assets...........................             60           -            60            -
     Securities class action and shareholder derivative lawsuits               -          13             -           13
     Other non-cash charges......................................             (1)         (1)            2           13
   Working capital*..............................................             16          (9)          (79)         (45)
   Long-term assets and liabilities..............................            (12)         (4)           (5)          (6)
                                                                         ---------    ---------     ---------    ----------

        Net cash provided by operating activities...............              40          21            48           60
                                                                         ---------    ---------     --------- -- ----------

Cash flow from investing activities:
   Capital expenditures..........................................            (11)        (15)          (40)         (42)
   Purchases of short-term investments...........................             (2)         (3)          (29)         (20)
   Maturity of short-term investments............................             10           4            22           25
   Sale of assets................................................              -           1             2            4
                                                                         ---------    ---------     ---------    ----------
        Net cash (used in) investing activities.................              (3)         (13)         (45)         (33)
                                                                         ---------    ---------     ---------    ----------

Cash flow from financing activities:
   Short-term debt (reductions), net.............................            (16)         (2)          (47)         (18)
   Long-term debt borrowings.....................................              1          49           210          108
   Long-term debt reductions.....................................             (5)        (61)         (138)        (159)
   Sale of common stock..........................................              -           -             1            -
   Dividends paid to minority shareholder........................              -           -             -           (1)
                                                                         ---------    ---------     ---------    ----------
                                                                         ---------    ---------     ---------    ----------
        Net cash provided by (used in) financing activities.....             (20)        (14)           26          (70)
                                                                         ---------    ---------     ---------    ----------

Net increase (decrease) in cash and cash equivalents.............              17          (6)           29          (43)
Effect of exchange rate changes on cash and cash equivalents.....              (1)          1            (1)          (2)
Cash and cash equivalents at beginning of period.................              70          18            58           58
                                                                          ---------    ---------     ---------    ----------
Cash and cash equivalents at end of period.......................        $     86     $    13       $    86      $    13
                                                                          =========    =========     =========    ==========
Supplemental  disclosures  of cash flow  information:
Net cash paid during the periods for:
    Interest expense.............................................        $     23     $    24       $    56      $    64
    Income taxes.................................................              12          11            44           29

   *Net change in working capital due to the following components:
(Increase) decrease in current assets:
    Notes and accounts receivable................................        $     44     $    11       $    42      $    15
    Inventories..................................................              -            8           (47)          14
    Prepaid expenses and other current assets....................              -            2             -            2
Increase (decrease) in accounts payable and accruals.............              (3)        (13)          (36)         (10)
Antitrust investigations and related lawsuits and claims, net....             (25)        (11)          (38)         (46)
Restructuring payments...........................................              -           (6)            -          (20)
                                                                          ---------    ---------     ---------    ----------
       Working Capital..........................................         $     16     $    (9)      $   (79)     $   (45)
                                                                          =========    =========     =========    ==========



                                              UCAR INTERNATIONAL INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                            (Dollars in millions, except per share data)
                                                             (Unaudited)
                                                                                         Three Months Ended
                                                                          Sept 30,    March 31,      June 30,     Sept 30,
                                                                            1998         1999           1999        1999

Net sales.......................................................          $  233       $   202       $   211      $   210
Cost of sales...................................................             151           139           138          140
                                                                          --------     -------       -------      -------
      Gross Profit.............................................               82            63            73           70
Research and development........................................               2             2             2            3
Selling, administrative and other expenses......................              27            22            23           20
Other (income) expense (net)....................................               1           (3)            (3)          (1)
Restructuring charge............................................              86            -              -           (6)
Impairment loss on Russian assets...............................              60            -              -            -
Securities class action and shareholder derivative lawsuits.....               -            -              -           13
                                                                          --------     -------       -------      -------
      Operating Profit.........................................              (94)           42            51           41
Interest Expense................................................              19            22            22           20
                                                                          --------     -------       -------      -------
      Income before provision for income taxes.................             (113)           20            29           21
Provision for income taxes......................................              (1)            5             8            -
                                                                          --------     -------       -------      -------
      Income of consolidated entities..........................             (112)           15            21           21
Less: minority stockholders' share of income ...................               1             1             1            -
                                                                                                                  -------
                                                                          =======      =======       =======
   Net Income...................................................          $ (113)      $   14        $   20       $   21
                                                                          =======      =======       =======      =======

Basic earnings per common share:

   Net income per share.........................................          $   (2.51)   $   0.30      $   0.45     $   0.46
                                                                          =======      =======       =======      =======

   Weighted average common shares outstanding (in thousands)....          44,977       45,192        45,083       45,087

Diluted earnings per common share:
   Net income per share.........................................            N/A        $  0.30       $  0.44      $  0.45
                                                                                       =======       =======      =======

   Weighted average common shares outstanding (in thousands)....              -        46,501        46,507       46,747
                                                                          =======      =======       =======      =======



Quarterly Segment Data Summary (dollars in millions)

Quarter Ended                 Total    Graphite Electrodes   Graphite and Carbon
September 30, 1998                                                 Products
--------------------------    -----    -------------------   -------------------
Graphite electrode volume                     52.9
(1000's metric tons)

Net sales                     $233           $161                  $ 72

Cost of sales                  151            100                    51
                              ----           ----                   ---
Gross profit                  $ 82            $ 61                 $ 21
                              ====           ====                   ===
Gross profit margin       35.2 percent    37.9 percent          29.2 percent


Quarter Ended                 Total    Graphite Electrodes   Graphite and Carbon
June 30, 1999                                                      Products
--------------------------------       -------------------   -------------------
Graphite electrode volume                     51.3
(1000's metric tons)

Net sales                     $211           $141                  $ 70

Cost of sales                  138             87                    51
                              ----           ----                  ----
Gross profit                  $ 73           $ 54                  $ 19
                              ====           ====                  ====
Gross profit margin       34.6 percent    38.3 percent          27.1 percent


Quarter Ended                 Total    Graphite Electrodes   Graphite and Carbon
September 30, 1999                                                 Products
---------------------------------      -------------------   -------------------

Graphite electrode volume                     53.1
(1000's metric tons)

Net Sales                     $210           $144                  $ 66

Cost of Sales                  140             93                    47
                              ----           ----                  ----
Gross Profit                  $ 70           $ 51                  $ 19
                              ====           ====                  ====
Gross Profit Margin       33.3 percent    35.4 percent          28.8 percent

                                       ###